UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.0001
(Title of Class of Securities)

57064P107
(CUSIP Number)

Greenhaven Road Investment Management, LP 8 Sound Shore Drive, Suite 190 Greenwich, CT 06830 Attention: Scott Stewart Miller Telephone: (203) 569-8920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott Stewart Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,293,312
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,293,312
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,293,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,293,312
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,293,312
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,293,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; PN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MVM Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,293,312
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,293,312
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,293,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Capital Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,893,408
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,893,408
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,893,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	57064P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenhaven Road Capital Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,399,904
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,399,904
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,399,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2” or this “Statement”) is being filed with respect to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MarketWise, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 2: (i) amends and restates in its entirety Item 5 of the Schedule 13D originally filed on August 30, 2021, as amended by Amendment No. 1 thereto filed on September 20, 2022 (“Amendment No. 1”); (ii) removes Greenhaven Road Special Opportunities Fund LP and Greenhaven Road Special Opportunities Fund GP LLC as Reporting Persons; and (iii) includes, with respect to the Reporting Persons’ respective percentages of beneficial ownership of Common Stock, the effect of an increase in the number of shares of Common Stock outstanding since the date of filing of Amendment No. 1.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of May 17, 2024 (the Event Date of this Statement) and May 22, 2024 (the filing date of this Statement), the Reporting Persons beneficially own:

(i)	Fund 1 directly owns 1,893,408 shares of Common Stock, representing 4.4% of all of the outstanding shares of Common Stock.

(ii)	Fund 2 directly owns 2,399,904 shares of Common Stock, representing 5.6% of all of the outstanding shares of Common Stock.

(iii)	The Investment Manager, as the investment manager of the Funds, may be deemed to beneficially own the 4,293,312 shares of Common Stock directly owned by the Funds, representing 9.9% of all of the outstanding shares of Common Stock.

(iv)	The General Partner, as the general partner of Fund 1, Fund 2 and the Investment Manager, may be deemed to beneficially own the 4,293,312 shares of Common Stock directly owned by the Funds, representing 9.9% of all of the outstanding shares of Common Stock.

(v)	Mr. Miller, as the Managing Member of the General Partner, may be deemed to beneficially own the 4,293,312 shares of Common Stock directly owned by the Funds, representing 9.9% of all of the outstanding shares of Common Stock.

(vi)	Collectively, the Reporting Persons beneficially own 4,293,312 shares of Common Stock, representing 9.9% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 43,173,283 shares of Common Stock outstanding as of May 10, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

(b)            The Funds have, and each of the Investment Manager, the General Partner and Mr. Miller may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of the 4,293,312 shares of Common Stock reported herein.

(c)            Except as set forth below, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock during the sixty (60) days prior to the date of filing of this Amendment No. 2.

Reporting Person	Trade Date	Type	Shares	Price Per Share
Greenhaven Road Capital Fund 1, L.P.	5/17/24	Sell	47,385	$1.5809
Greenhaven Road Capital Fund 2, L.P.	5/17/24	Sell	55,919	$1.5809

(d)           Not applicable.

(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 22, 2024

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Stewart Miller
Scott Stewart Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of Fund 1, Fund 2 and the Investment Manager)